Mail Stop 3561

January 14, 2009

<u>Via Fax & U.S. Mail</u>

Ms. Mary E. Higgins
Chief Financial Officer
Herbst Gaming, Inc.
3440 West Russell Road
Las Vegas, NV 89118

> **Re:** **Herbst Gaming, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 333-71094**

Dear Ms. Higgins:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief